SECURITY LAND & DEVELOPMENT CORPORATION

OFFER TO PURCHASE FOR CASH
UP TO 2,526,247 SHARES OF ITS COMMON STOCK
AT A PURCHASE PRICE OF $1.25 PER SHARE

Dear Stockholder:

     I am pleased to inform you that Security Land & Development Corporation is offering to purchase up to 2,526,247 shares (approximately 48.2% of our outstanding shares) of our common stock from our stockholders through a tender offer at a price of $1.25 per share. Our shares are not traded on any established market and there is no established market value for our shares.

      The Offer is part of a plan intended to enhance stockholder value and provide liquidity for the stockholders.

     All of the shares that are validly tendered will, subject to proration in the event the Offer is oversubscribed, be purchased for $1.25 per share, in cash to the selling stockholder. If more than 2,526,247 shares of common stock are tendered, all shares which have been tendered and not purchased will be returned to the stockholder. The tender offer is not conditioned on any minimum number of shares being tendered. Because stockholders that own approximately 51.8% of our outstanding shares have confirmed their intention NOT to tender, we do not expect the Offer to be oversubscribed.

     The Offer is explained in detail in the enclosed Offer to Purchase and Letter of Transmittal. If you wish to tender your shares, detailed instructions on how to tender shares are contained in the enclosed materials. We encourage you to read these materials carefully before making any decision with respect to the Offer. Please note that the tender offer is scheduled to expire at 5:00 pm, E.D.T., on March 15, 2017, unless extended by Security Land. In order for you to tender your shares, we must receive your share certificates and the other documents described herein on or prior to that date. Neither Security Land nor its Board of Directors makes any recommendation to any stockholder as to whether to tender or refrain from tendering shares.

Very truly yours,

T. Greenlee Flanagin
President